SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

Or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-11507

A.       Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

John Wiley & Sons, Inc. Employees’ Savings Plan

B.       Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

John Wiley & Sons, Inc. Employees' Savings Plan

Index to Financial Statements and Schedule

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements	4-9

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
as of December 31, 2015	10

Signature	11

Exhibit:

23 Consent of Independent Registered Public Accounting Firm	12

* Schedule required by Form 5500. Those that are not applicable are not included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

 (signed) KPMG LLP

New York, New York
June 24, 2016

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

Assets:	2015	2014
Investments at fair value (note 3):

Mutual funds	$335,110,522	242,950,132
Common collective trusts	-	92,471,628
Wiley stock fund	10,717,378	15,280,781

Investments at fair value	345,827,900	350,702,541

Notes receivable from participants	4,149,265	3,916,736

Employer contributions receivable	112,979	128,303

Net assets available for benefits	$350,090,144	354,747,580

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Changes to net assets attributed to:

Net depreciation in fair value of investments	$(15,629,986)
Interest and dividend income	10,676,951
Net investment loss	(4,953,035)

Interest on notes receivable from participants	127,792

Contributions:
Participant	17,596,430
Rollover	1,806,319
Employer, net of forfeitures	9,545,344
Total contributions	28,948,093

Distributions to participants	(28,749,860)
Administrative expenses	(30,426)

Net decrease	(4,657,436)

Net assets available for benefits, beginning of year	354,747,580

Net assets available for benefits, end of year	$350,090,144

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of the Plan

The following represents only the major provisions of the John Wiley & Sons, Inc. Employees’ Savings Plan (the Plan), as amended, and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. and Affiliated Companies (the Company or Plan Sponsor).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Administration

The Benefits Administration Board of John Wiley & Sons, Inc., (the Plan Administrator) administers the Plan. The Company’s Board of Directors appoints the members of the Benefits Administration Board.

Vanguard Fiduciary Trust Company (VFTC) holds the Plan’s assets in trust.

The custodian of the Plan’s assets is an affiliate of VFTC.

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.   Expenses of the investment funds, including investment management, audit, and operating expenses are paid by those funds and included in net earnings of the funds. Administrative expenses paid by the participant include annual loan administrative fees and managed account fees for those participants whom elect the service.

(c)	Eligibility and Vesting

Each employee becomes eligible to participate as soon as practicable following three months of service effective January 1, 2014. All Company contributions plus actual earnings thereon are 100% immediately vested for participants employed on and after January 1, 2014. A participant’s contributions plus actual earnings thereon are fully vested and nonforfeitable at all times.

(d)	Contributions

A participant may designate between 2% and 50% of his or her base salary, bonus, incentive pay, and overtime (Compensation), on a pre-tax basis (or up to 25% on an after-tax basis), to be invested in funds chosen by the participant.  Unless an eligible employee elects otherwise, he or she will be automatically enrolled in the Plan, with pre-tax contributions at 4% of Compensation, with any such contributions invested in an age-appropriate Vanguard Target Retirement Fund, subject to 1% automatic increases each July until the participant’s contribution rate equals 10% or the participant elects otherwise.

Subject to certain limitations prescribed by the Internal Revenue Service (the IRS), the Company contributes an amount equal to 25% of the first 6% of each participant’s contribution.  In addition, the Company contributes a non-elective basic contribution equal to 3% of an eligible participant’s Compensation. The basic 3% contribution and the matching contribution are made bimonthly to coincide with payroll. The Board of Directors has the option to declare an annual discretionary contribution following the end of each of the Company’s fiscal years. There were no discretionary Company contribution made in 2015 and $1,188,239 made in 2014.

No more than 50% of a participant’s Compensation can be a deferred cash contribution, which represents a reduction in the participant’s Compensation and therefore tax-deferred. The pre-tax contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2015 amounted to $18,000. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make “catch up” contributions. In 2015, participants over 50 years of age could contribute a maximum of $24,000, including $6,000 as “catch up” contributions over and above the IRS maximum deferral.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(e)	Forfeitures

Participants who are not fully vested at the time they terminate their employment forfeit the nonvested portion of their account at the time of termination. However, the nonvested amount will be restored to the participant’s account if the participant is re-employed within 5 years. The amounts forfeited are used to reduce the Company’s contribution. Forfeitures of $0 were used to reduce Company contributions for the year ended December 31, 2015. There were $87,008 and $3,236 of forfeitures available to reduce future Company contributions at December 31, 2015 and 2014, respectively.

(f)	Investment of Contributions

A participant can invest his or her contribution and the Company’s matching contribution in 1% multiples among any combination of 25 available investment options, which include a choice of  mutual funds and the Wiley stock fund, provided that contributions to the Wiley stock fund do not exceed 25% of the participant’s total contribution.  If a participant fails to make an investment election, his or her contributions, including any Company contributions, shall be invested in an age-appropriate Vanguard Target Retirement Fund.

The Wiley stock fund consists of John Wiley & Sons, Inc.  Class A stock and a small amount of cash (less than 1% of the fair value of the fund) to meet daily liquidity needs of the fund.

A participant is permitted to change the allocation of his or her contribution daily. Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.

(g)	Payment of Benefits

A withdrawal by participants of their account balance is permitted when the participant reaches age 59-1/2, proves financial hardship or terminates his or her employment. Withdrawals of after-tax contributions can be made as often as twice each calendar year.

(h)	Termination of Employment

Upon termination of employment, a participant has the option of receiving the vested balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct “roll over” into an individual retirement account or another qualified plan. If the participant’s balance is at least $5,000, it may be left in the Plan through April 1 of the year following in which the participant reaches age 70-1/2. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between investment funds as active participants.

Participants may elect to receive a lump-sum cash payment or annual installments. Installment payouts may range from two to twenty years and may be elected by any participant who has terminated from employment with an account balance of at least $5,000, regardless of his or her age or years of service. The installment payments are made in approximately equal amounts, and each includes income credited to the participant’s account balance before the installment amount is calculated.  In addition, a life expectancy installment option is available.

(i)	Notes Receivable from Participants

Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding at December 31, 2015 ranged from 1.12% to 6.49% per annum. The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length. Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements. Participant loans are carried at cost plus accrued, unpaid interest, which approximate fair value.  Discretionary contributions, non-elective basic contributions and their related earnings shall not be available for a loan under any circumstances.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(2)	Summary of Significant Accounting Policies

(a)	Method of Accounting

The books and records of the Plan are maintained on an accrual basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price of Company stock plus any cash). Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a participant only in the same proportion as those participants which did vote. The common collective trusts are valued at the net asset value of the shares owned in the trusts as reported by the issuer. One hundred percent of the underlying investments of the trusts are invested in Vanguard mutual funds valued at quoted market prices. The Plan’s investments have no significant restrictive redemption provisions.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recently Issued Accounting Pronouncement

On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-7, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient.  The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The effective date for all other entities is fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.  Early adoption is permitted for all entities.  As of December 31, 2015 the Plan did not hold any investments measured at NAV as a practical expedient for fair value.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting-Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient.  The standard amends three parts of plan accounting.  The amendment in Part I removes the requirement to measure fully-benefit responsive investment contracts at fair value and now requires contracts to be measured, presented, and disclosed only at contract value.  Part II of the amendment eliminates the requirement to disclose (1) individual investment that represent 5 percent or more of net assets available for benefits, (2) the net appreciation or depreciation for investment by general type, and (3) investments by class of investments in the leveling table.  Finally, Part III of the amendment provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end.

The amendments in Part I, II, and III of the ASU are effective for fiscal years beginning after December 15, 2015. Early adoption of one or more parts of the amendments is permitted.  In 2015, the Plan early adopted part II of the new accounting standards update.  Parts I and III are not applicable to the Plan.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(3)	Fair Value Measurements

US GAAP establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. US GAAP defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The hierarchy gives the highest priority to unadjusted quoted prices in actives markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at quoted market prices in an exchange and active market.

Common collective trusts: Valued at the net asset value as the practical expedient based on the collective trust’s underlying investments as determined by the fund’s issuer.

Wiley stock fund:  Consists of a small amount of cash and John Wiley & Sons, Inc. Class A stock.  The Class A stock is valued at the closing price reported on the active market on which the individual securities are traded.

There have been no changes in the methodologies used as of December 31, 2015 and 2014. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014.

Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$335,110,522	-	-	335,110,522
Wiley stock fund	10,717,378	-	-	10,717,378
Total investments at fair value	$345,827,900	-	-	345,827,900

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds	$242,950,132	-	-	242,950,132
Common collective trusts	-	92,471,628	-	92,471,628
Wiley stock fund	15,280,781	-	-	15,280,781
Total investments at fair value	$258,230,913	92,471,628	-	350,702,541

The Plan did not hold any investments categorized as level 3 as of December 31, 2015 and 2014.

(4)	Tax Status

The trust established under the Plan is qualified under the Internal Revenue Code (the Code) as exempt from tax under the Code. The Plan has been amended from time to time to meet changes to the Code and, on March 26, 2014, the Plan Administrator received a favorable determination letter from the IRS regarding continued compliance with the Code.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

The IRS is one of the primary oversight bodies of the Plan. The IRS generally has the ability to examine the Plan’s activities for three prior years.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

-

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(6)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the statements of net assets available for benefits. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections.  Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the investments in the Wiley stock fund.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(7)	Related Party Transactions

Certain of the Plan’s investments consist of shares of mutual funds and in 2014, shares of common collective trusts managed by an affiliate of VFTC. VFTC acts as Trustee for the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

(8)	Subsequent Events

The Plan’s management evaluated subsequent events through the date on which financial statements were issued and determined that no additional disclosures were required.

Supplemental Schedule

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

EIN: 13-5593032
Plan Number: 002

	Identity of Issuer	Description of Investment	Shares/Units	Current Value
*	Vanguard Institutional Index Fund	Registered Investment Company	291,728	$54,442,265
*	Vanguard Wellington Fund	Registered Investment Company	701,820	44,593,671
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,347,322	24,975,503
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	658,335	21,626,309
*	Vanguard Prime Money Market Fund	Registered Investment Company	20,775,861	20,775,861
*	Vanguard Explorer Fund	Registered Investment Company	253,707	18,967,135
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	996,137	18,690,838
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	882,488	16,493,708
*	Vanguard International Growth Fund	Registered Investment Company	232,153	15,568,201
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	725,077	13,827,221
*	Vanguard Windsor II Fund	Registered Investment Company	234,848	13,959,385
*	Vanguard Morgan Growth Fund	Registered Investment Company	171,121	13,208,870
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	564,605	10,834,776
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	558,457	10,437,563
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	477,328	9,040,602
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	390,317	7,295,031
*	Vanguard Total International Stock Index Fund	Registered Investment Company	211,648	5,130,347
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	243,773	4,712,129
*	Vanguard Small-Cap Index Fund	Registered Investment Company	84,884	4,503,107
*	Vanguard Target Retirement Income Fund	Registered Investment Company	111,065	2,176,876
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	102,342	1,912,778
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	79,056	1,544,761
	Metropolitan West Total Return Bond Fund	Registered Investment Company	23,675	236,754
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	8,396	156,831
	Total Mutual Funds			335,110,522

*	Wiley Stock Fund	Company Stock Fund	329,057	10,717,378
*	Notes receivable from participants	544 Loans to participants with interest rates from 1.12% to 6.49% and maturity dates from 2016 to 2035		4,149,265
	Total			$349,977,165

* -	Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.
Employees’ Savings Plan
(Registrant)

By:	/s/ Vincent Marzano
Vincent Marzano
Senior Vice President and Treasurer
Benefits Administration Board Member

Dated: June 24, 2016

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 33-62605 on Form S-8 of John Wiley & Sons, Inc. of our report dated  June 24, 2016, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.

/s/ KPMG LLP
New York, New York

June 24, 2016